February 10, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Re:	Schedule 13G
Conseco Inc.

To Whom It May Concern:

Enclosed please find six (6) copies of Schedule 13G Form on behalf of Alex. Brow n Investment Management, reporting its holdings of Conseco Inc. (common stock).

If you have any questions, please call me.

Sincerely,



J. Dorsey Brown, III
Chief Executive Officer

cc:	Nancy Palmer
Conseco Inc.
New York Stock Exchange

Enclosure
JDB, III/nid

									Page _1_ of _4_
Name of Issuer		Conseco Inc.

Title of Class of Securities	common

CUSIP Number		208464107

CUSIP Number		208464107				Page _2_ of _4_

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-0256630

#4	Maryland

#5	2,797,011

#6	0

#7	11,291,048

#8	0

#9	11,315,380

#11	6.1%

#12	PN	IA


CUSIP No.	208464107			13G			page 3 of 4

Item 1.
(a)	Conseco, Inc.
(b)	11825 North Pennsylvania Street
P.O. Box 1911
Carmel, Indiana 46032

Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership, and a
registered investment advisor.
(b)	One South Street
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general
partner is 		a citizen of the United States of America.
(d)	Common
(e)	208464107

Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)

Item 4.
(a)	11,315,380 shares of common stock
(b)	6.1%
(c)
(i)	2,797,011 shares
(ii)	0 shares
(iii)	11,291,048 shares
(iv)	0 shares

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

CUSIP No.	208464107			13G			Page  4   of  4

Item 9.	Not applicable

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.


ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
J. Dorsey Brown, III
Chief Executive Officer


Date:  February 10, 1998